September 3, 2020

Generex Biotechnology Corporation

10102 USA Today Way

Miramar, FL 33025

Re: Registration Statement on Form S-1 (File No. 333-236481)

Ladies and Gentlemen:

We have acted as counsel to you in connection with your filing of a Registration Statement on Form S-1 (File No. 333-236481) (as amended, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of the offering by Generex Biotechnology Corporation, a Delaware corporation (the “Company”), of up to 23,878,986 shares (the “Shares”) of the Company’s Common Stock, $0.001 par value per share, which include (i) up to 1,719,901 shares of Common Stock (the “Oasis Commitment Shares”) issued and sold by the Company pursuant to the terms of that certain purchase agreement (the “Oasis Purchase Agreement”) dated November 25, 2019 between the Company and Oasis Capital, LLC (the “Oasis Selling Stockholder”); (ii) up to 20,039,085 Shares (the “Oasis Shares”) to be sold by the Selling Stockholder pursuant to the terms of the Oasis Purchase Agreement; (iii) up to 2,000,000 Shares (the “FirstFire Shares”) to be issued and sold by the Company pursuant to the terms of that ceratin securities purchase agreement (the “FirstFire Purchase Agreement”) dated as of June 25, 2020 between the Company and FirstFire Global Opportunities Fund, LLC (the “FirstFire Selling Stockholder”) and a $150,000 Convertible Promissory Note (the “FirstFire Note”) dated June 25, 2020 made by the Company and issued to the FirstFire Selling Stockholder; and (iv) up to 120,000 Shares (the “CMF Shares”) issued and sold by the Company to Carmel, Milazzo & Feil LLP pursuant to the terms of a retainer letter dated May 26, 2020. This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act in connection with the filing of the Registration Statement.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

The opinion set forth below is limited to the Delaware General Corporation Law.

Based on the foregoing, we are of the opinion that (i) the Oasis Commitment Shares and CMF Shares have been duly authorized and validly issued and are fully paid and non-assessable and (ii) the Oasis Shares and FirstFire Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Oasis Purchase Agreement, in the case of the Oasis Shares, and the FirstFire Purchase Agreement and the FirstFire Note, in the case of the FirstFire Shares, will be validly issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Carmel, Milazzo & Feil LLP